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                                    Form 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                           UNION PLANTERS CORPORATION
             (Exact name of registrant as specified in its charter)


              TENNESSEE                               62-0859007
  (State of incorporation or organization) (I.R.S. Employer Identification No.)

        7130 GOODLETT FARMS PARKWAY, MEMPHIS, TENNESSEE        38018
          (Address of principal executive offices )         (Zip Code)


    Securities to be registered pursuant to Section 12(b) of the Act:


       Title of each class                 Name of each exchange on which
        to be registered                   each class is to be registered

   Union Planters Preferred
    SHARE PURCHASE RIGHTS                     NEW YORK STOCK EXCHANGE


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

          Securities Act registration statement file number to which this form relates: N/A

         Securities to be registered pursuant to Section 12(g) of the Act:

                                         NONE
                                  Title of each class



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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         PREFERRED SHARE PURCHASE RIGHTS

         On December 17, 1998, the Board of Directors of the Company declared a distribution of one Right for each outstanding share of common stock, par value $5.00 per share (the "Company Common Stock" or "Common Stock"), to shareholders of record at the close of business on January 19, 1999 and for each share of Company Common Stock issued (including shares distributed from Treasury) thereafter and prior to the earlier of the Redemption Date and the Distribution Date (in both cases, as hereinafter defined) subject to the execution of the Rights Agreement (as hereinafter defined) and to certain other matters. Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-ten-thousandth of a share (a "Unit") of Series F Preferred Stock, no par value (the "Preferred Stock"), at a Purchase Price of $180.00 per Unit, subject to adjustment. The Purchase Price is payable in cash or by certified or bank check or bank draft payable to the order of the Company. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Union Planters National Bank, as Rights Agent, dated January 19, 1999.

         The Rights Plan shall be effective as of the close of business on January 19, 1999 for all outstanding shares of Common Stock on the record date for the distribution of Rights and for all shares of Common Stock issued after such date and, subject to the next sentence, prior to the earliest of the Distribution Date (as defined), the redemption of the Rights or the Expiration Date (as defined). Rights may be issued with respect to shares of Common Stock issued after the Distribution Date in certain circumstances (such as the issuance of Common Stock pursuant to employee stock options and convertible securities).

         Prior to the Distribution Date, the Rights will be represented by the certificates for shares of Common Stock. Separate Right Certificates will be distributed to shareholders as soon as practicable after the Distribution Date. Prior to the Distribution Date, the Rights shall be transferable only with the related shares of Common Stock and shall automatically be transferred with such shares. After the Distribution Date, the Rights shall be separately transferable and the Company will provide Right Certificates to all holders of Common Stock. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. The Rights will expire on the tenth anniversary of the effective date of the Rights Agreement (the "Expiration Date") unless earlier redeemed or canceled by the Company as provided below.

         Initially, the Rights will not be exercisable. The Rights will become exercisable upon the earlier of (a) the tenth business day (or such later date as may be determined by the Board) after such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (such person or group being called an "Acquiring Person") unless provisions intended to prevent accidental triggering of the Rights apply, and (b) such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding


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Common  Stock   which   could   result  in  such  person or group  becoming  the
beneficial   owner  of  15%  or  more  of  the  outstanding  Common  Stock  (the earlier of such dates being called the "Distribution Date"). Each Right shall be exercisable for 1/10,000 of a share of the Series F Preferred Stock (as described below), subject to adjustment.

         The terms of the Preferred Stock have been designed so that each 1/10,000 of a share of Preferred Stock is entitled to participate in dividends and other distributions, and to vote, on an equivalent basis with one whole share of the presently constituted Common Stock of the Company. In addition, the Preferred Stock has certain minimum dividend and liquidation rights. The amount of Preferred Stock issuable upon exercise of the Rights is subject to adjustment by the Board of Directors of the Company in the event of any change in the Common Stock or Preferred Stock, whether by reason of share dividends, share splits, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock or Preferred Stock or otherwise.

         Subject to an election by the Board of Directors to exchange the Rights as described below, at such time as there is an Acquiring Person, proper provision shall be made so that the holder of each Right will thereafter have the right to receive, upon exercise thereof, for the Purchase Price, that number of ten-thousandths of a share of Preferred Stock equal to the number of shares of Common Stock which at the time of such transactions would have a market value of twice the (the "flip-in" provision). Any Rights that are or were beneficially owned by an Acquiring Person on or after the Distribution Date shall become null and void.

         In the event the Company is acquired in a merger or other business combination by an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person that is a publicly traded corporation, each Right will entitle its holder to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price (the "flip-over" provision). In the event the Company is acquired in a merger or other business combination by an Acquiring Person that is not a publicly traded entity or 50% or more of the Company's assets or assets representing 50% or more of the earning power of the Company are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person that is not a publicly traded entity, each Right will entitle its holder to purchase, for the Purchase Price, at such holder's option,

              (a) that number of shares of the surviving corporation in the transaction with such entity (or, at such holder's option, of the surviving corporation in such acquisition, which could be the Company) which at the time of the transaction would have an aggregate book value of twice the Purchase Price or

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              (b)     that number of shares of such  entity which at the time of the  transaction would have a book value of twice the Purchase Price or

              (c) if such entity has affiliates which have publicly traded common shares, that number of common shares of the affiliate with the greatest aggregate market value on the transaction date, which at the time of the transaction would have a market value of twice the Purchase Price.

         Any Rights that are or were beneficially owned by an Acquiring Person on or after the Distribution Date shall become null and void. The "flip-over" provision only applies to a merger or similar business combination with an Acquiring Person, and it does not apply to a merger or business combination with any party which has not triggered the "flip-in" provision.

         The Rights are redeemable by the Board of Directors at a redemption price of $.01 per Right (the "Redemption Price") any time prior to the earlier of (a) the tenth business day (or such later date as may be determined by the Board) after such time as there becomes an Acquiring Person and (b) the Expiration Date. Immediately upon the action of the board electing to redeem the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         After there is an Acquiring Person, the Board of Directors may elect to exchange each Right (other than Rights owned by an Acquiring Person) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement (or equivalent value in cash, shares of Common Stock, or other securities).

         At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date shall occur and the definition of an "Acquiring Person"), except that no supplement or amendment shall be made which reduces the Redemption Price of the Rights or provides for an earlier date of expiration of the Rights.

         As of January 19, 1999, 142,047,817 shares of Company Common Stock were issued and outstanding. Each outstanding share of Company Common Stock on January 19, 1999 will receive one Right. As long as the Rights are attached to the Company Common Stock, the Company will issue one Right for each share of Company Common Stock issued between the Record Date and the Distribution Date. As of January 19, 1999, no shares of Preferred Stock were issued and outstanding. A total of 300,000 shares of Preferred Stock has been reserved for issuance upon exercise of the Rights, subject to adjustment.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by a majority of the Directors unless the offer is conditioned on a substantial number of Rights being acquired.

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However,  the Rights  should  not  interfere  with any merger or other  business
combination   approved   by  a  majority  of  the   Directors,   or  in  certain
circumstances, at the request of a majority of the then outstanding shares of Company Common Stock voting at a specially called stockholders meeting, since the Rights may be redeemed by the Company at $.01 per Right at any time on or prior to the tenth business day following the date on which any Person becomes an Acquiring Person (subject to extension by a majority of the Directors). Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirers are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

         The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the form of Rights Certificate, is attached hereto as Exhibit 2 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.


ITEM 2.   EXHIBITS.

                  The   following   exhibits   are  filed  as  a  part  of  this
registration statement:

             1. Form of Rights Certificate (attached as Exhibit B to Rights Agreement)

             2. Rights Agreement, dated January 19, 1999, between Union Planters Corporation and Union Planters National Bank

             3.   Amended and Restated Charter of Union Planters Corporation




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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     UNION PLANTERS CORPORATION

Date: January 22, 1999


                                     By /S/ E. JAMES HOUSE, JR.
                                        E. James House, Jr.
                                        Secretary







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


                                  Exhibit Index



Exhibit No.                     Description
------------------------------------------------------------------------------------------------------------------------
Exhibit 1         Form of Rights Certificate (attached as Exhibit B to Rights Agreement)

Exhibit 2         Rights  Agreement,  dated  January  19,  1999,  between Union Planters
                  Corporation and Union Planters National Bank.

Exhibit 3         Amended and Restated Charter of Union Planters Corporation

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